UPDATE ON OPERATIONS AND PROJECT DEVELOPMENT

VANCOUVER, BRITISH COLUMBIA, June 1, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the “Company” or “Pine Valley”) provides the following Corporate development update.

Pine Valley is pleased to announce that for the year ended March 31, 2005 it produced 383,000 tonnes of PCI coal, and shipped 290,000 tonnes to its customers in Asia and Europe. This represents only a partial year of production as mining commenced in August 2004 with the first product shipped in September 2004. Much of Pine Valley’s production occurred while it was constructing its permanent coal processing and handling facilities which were not completed until February 2005. Upon completion of this part of the infrastructure, insufficient rail service from January to March did not allow the Company to meet its planned production levels. Rail service has now improved and the Company expects to deliver sales of 246,000 tonnes for the quarter ending June 2005.

The final component of Pine Valley’s infrastructure, its coal washing plant, is scheduled to be complete and operational by late September 2005. Construction has commenced, the foundation work is complete, and procurement of materials and components is on schedule.

In addition to these activities at Willow Creek, Pine Valley has advanced its exploration program with the commencement of a drilling program at Pine Pass. Three drilling rigs are currently in service in this area. Drilling will provide information regarding structural geology, coal quality and waste rock geotechnical and geochemical parameters. Meanwhile, the Company is collecting background environmental data to allow the Company to develop an Environmental Assessment as quickly as possible should drilling results provide evidence of an economically feasible reserve. Pine Valley will continue to evaluate future development potential of its other assets, Crassier Creek, Fisher Creek and Falling Creek, all located within close proximity to the Company’s coal handling infrastructure at the Willow Creek mine.

In an effort to improve the Pine Valley’s visibility to investors and to improve liquidity in its stock, the Company intends to apply for listing on the Toronto Stock Exchange (TSX). The Company plans to make the application in July 2005, subject to meeting the TSX listing requirements.

PINE VALLEY MINING CORPORATION

“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada syik@pinevalleycoal.com	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada mrip@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.